BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 476 2717

ISSUER FACSIMILE NUMBER:	(644)476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 476-2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE YEAR ENDED:	December 31, 2004

DATE OF REPORT:	March 31, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	05/03/31
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“David Bennett”	David Bennett	05/03/31
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is March 31, 2005, for the fiscal year and quarter ended December 31, 2004.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in lightly explored areas of New Zealand, Papua New Guinea and Australia. This activity comprises geological and geophysical studies, both desk top and field based; with the objective of defining targets which can be risk-justified for drilling to discover oil and gas; and the subsequent drilling and evaluation of exploration wells, and development of and production from any discoveries.

The permits and licences held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling; and also that, in the event of drilling, a large proportion of such exploration wells will be unsuccessful. As individual licences or permits are relinquished, so capital expenditures incurred to that project are written off. In addition, unsuccessful exploration wells within individual permits/licences are fully written off at the time of their plugging and abandonment, irrespective of whether the permit/licence in which they are situated continues to be explored. This ignores that such unsuccessful wells typically have significant information value which enhances the understanding of the geology and hydrocarbon prospectivity of the permit/licence area.

Consistent with this, the Company has incurred a net loss recorded for the year ended December 31, 2004 of $5.7 million and accumulated historic losses since incorporation of $17.1 million. The major contributors to the December 31, 2004 result were:

Kahili-1A, the only producer well on the Kahili gas-condensate field (PMP 38153) in the onshore Taranaki basin, New Zealand, ceased production in November 2004. Although a pressure survey in March 2005 indicated some pressure recovery, it is unlikely that significant commercial flows will ever be re-established from Kahili-1A. In consequence, an independent assessment of Kahili-1A by Sproule International Ltd of Calgary, for the purposes of Form NI 51-101, has written the remaining reserves down to zero. Consequently, the capitalized expenditures associated with Kahili-1A have been totally written off. This amounted to $2.9 million. The causes of failure of Kahili-1A are poorly understood at present. A Kahili-2 well may be drilled higher up-dip on the field during 2005 and may re-establish production. Should no further operation be conducted in PMP 38153 in 2005,the permit will be liable to cancellation.

Another project written off during the year was the AC/P 19 permit, situated offshore from West Australia. Despite expenditure on seismic and geological evaluation, the Company was unsuccessful in attracting farm-in parties to fund the drilling of an exploration well on either Ursa or Dorado prospects; and the Company chose to offer to the government the

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

relinquishment of the permit in March 2005. In anticipation of this event, an amount of $0.8 million was written off in the December 31, 2004 accounts.

The Company participated in four unsuccessful exploration wells in onshore Taranaki, New Zealand during 2004 and early 2005. These were Honeysuckle-1, Miromiro-1, Hihi-1 and Kakariki-1. All these wells have been totally written off, with the Company’s share being $1.4 million; although the permits in which they were situated will continue to be explored, hence other costs remain capitalized to the respective permit.

Notwithstanding these write-offs, the Company still has adequate liquidity. The Company had cash funds in excess of $11 million as at December 31, 2004; and is capable of meeting all its obligatory commitments as at the date of this report.

The Company typically acts as a member of a joint venture group of participants; where the joint venture holds an exploration permit or licence through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand, Australia and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction, on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the upcoming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right at the end of a work year, to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture parties and the regulatory body which agreement may be renegotiated from time to time as circumstances warrant.

The Company frequently raises funds to undertake exploration through the farm-out of equity in a project/permit/licence to third parties in return for their geared contribution to forward expenditures. Such farmouts may involve geared contribution to a well or to seismic acquisition. Typically, the Company enhances the value of an exploration property by funding and conducting the early work steps, before introducing third parties who pay for the next work step (a well or a seismic program) on a geared basis proportional to the equity they earn in the permit. In this manner, the Company’s exposure to expenditure obligations can be reduced to a level consistent with the Company’s desired risk and cost exposure. The Company has made numerous such arrangements in previous years, but there can be no assurance that it can continue to do so.

The year 2004 commenced with the listing of the Company on the Canadian TSX Venture Exchange (TSX-V) and the NZX exchange in New Zealand. A distribution of new stock in association with the New Zealand listing raised NZ$8 million (approx. $5.3M) and gave the Company about 500 New Zealand shareholders, in addition to the several thousand existing shareholders in North America. The Company’s name was changed from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd., to avoid a potential name conflict on the TSX-V. The New Zealand distribution included a warrant (priced at NZ$2.10) for every two shares, to be exercised within a year. Virtually all these warrants were exercised, raising another NZ$4.2 million (approx. $3 million) by January 2005. Additionally, the exercise of convertible debentures and the conversion of pre-existing warrants during 2004 meant that the Company entered 2005 in a sound financial position with in excess of $11 million in cash reserves.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

The Company also drilled the Cheal-A3X well in May 2004. This was a test of Mt Messenger Sands at 1,700m (5,500 feet) depth, beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2, and tested at modest rates in Cheal-1 during November 2003. Cheal-A3X discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger Formation. A subsequent flow test during July 2004 averaged in excess of 300 barrels of oil per production-day, and produced nearly 7,000 barrels of high value light, sweet crude oil with no water during a month of testing; confirming its 'new field’ discovery status. The well is presently suspended pending establishment of long term production rights and infrastructure over the field. No reserves have yet been assigned to this property

Following the success of Cheal-A3X, the Cheal-A4 well was deviated from the Cheal-A site during October to intersect the Mt Messenger reservoir ~300m (~1,000 feet) southeast of Cheal-A3X; and Mt Messenger oil pay was again intersected. Following initial testing, which produced oil in unstable manner, further site development was completed to enable improved heating of the well-stream and the installation of jet-pumping facilities, Cheal-A4 was put on production test in late January 2005. Several jet-pump nozzles were trialled, and by end March 2005 the well had produced over 20,000 barrels of oil and was flowing in a stable manner at an average rate of 300-350 barrels of oil per day. Associated gas at a rate of 500 cubic feet per barrel was being flared during testing operations, but will be used for on-site electricity generation in long term production. Associated water production remained steady at around 60 barrels per day. The oil is being transported to the nearby Waihapa treatment station for sale. No reserves have been assigned to this property

After completion of testing operations at Cheal-A4, including testing the shallower Urenui oil pay, a similar testing program is planned for Cheal-A3X. The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the Shallow Rights of the PEP 38738 permit, which incorporates all the mapped extent of the Cheal field.

Following completion of planned production testing of Cheal-A4 and Cheal-A3X, the Cheal-A site will be upgraded to permanent production status and both wells will be placed in long term production, supplemented by Cheal-1. On-site power generation will be commissioned, utilising solution gas associated with oil production, to provide on-site power needs and to export electricity into the local power grid. Two more wells, Cheal-A5 and Cheal-A6, are planned to be drilled from this site during 2005. It is expected that the Cheal-B site will be prepared at a location some 1,000m (~3,500 feet) north of Cheal-A; from which to drill wells to develop the northern area of the field. A 3D seismic survey is planned for early 2006, covering the extent of both Cheal and Cardiff structures.

Within the same PEP 38738 permit, but under a separate joint venture covering the Deep Rights, the Cardiff-2 appraisal well was spudded in October 2004, to test various gas bearing Kapuni Formation sandstones originally intersected below 4,000m (13,000 feet) in Cardiff-1, drilled by Shell in 1991. The well was funded under an agreement with Genesis Energy, one of the main electricity generators in New Zealand, who committed NZ$15M ( approx $11 million) to drilling and testing the well; in return for 40% equity in the Deep Petroleum Rights and a gas contract with certain fixed and market pricing. The Company is operator and has a 25.1% equity in the Deep Rights of the PEP 38738 permit.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Cardiff-2 reached a TD of 4,895m (16,060 feet) in late December; and obtained excellent geological and electric log data across several reservoir intervals. The Cardiff-2A well was deviated out of the Cardiff-2 borehole after Cardiff-2 was abandoned due to problems encountered during setting 7” casing over the Kapuni Formation in preparation for flow-testing. Cardiff-2A was then drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in March, in preparation for production testing as Cardiff-2A ST1. Production testing is scheduled to commence around May 1, 2005. The initial four month test program provides for the initial flow, hydraulic fracturing and further flow of three main reservoir intervals; although a number of other substantial sandstones are indicated from electric log to be hydrocarbon bearing. It is expected that these secondary zones will be brought in to production at some future date. The three primary test zones are all established producer sandstone units in offsetting wells and fields. No reserves have been assigned to this property.

Given reasonable commercial success in any or all of these zones, a 3D seismic survey is planned to be acquired in late 2005/early 2006 covering the mapped extent of both the Cardiff and Cheal fields. This will be used to select further drilling targets on both fields. The Cardiff-2 site is designed to allow a further two wells to be deviated to suitable targets from the location; and it may form the nucleus of field processing facilities and a pipeline link to regional gas distribution infrastructure. High capacity gas pipelines lie within 8 km (5 miles) of the site.

The Company will also continue its exploration efforts in other permits. Exploration wells Supplejack-1 (PEP 38741) and Oru-1 (PEP 38716) are scheduled for drilling in mid 2005; while seismic programmes to identify further drilling targets are scheduled for PEP 38492, and 38480 in offshore Taranaki, PEP 38736 in onshore Taranaki, PEP 38256 & 38258 in New Zealand’s Canterbury Basin and PEP 38330 in the onshore East Coast Basin. Targets such as Waitoriki (PEP 387341) and Inaha (PEP 38492) may be added to the 2005 drilling schedule, if circumstances warrant.

An exploration drilling operation in Papua New Guinea was announced in February 2005. An unlisted British public company, Rift Oil plc, has committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for Third Quarter 2005.One of the Company’s officers has agreed to join Rift as its CEO.

Material forward expenditures for the year 2005 are dominated by Cheal and Cardiff appraisal activities. These, in turn, are dependent on the outcome of operations currently in progress. The pace and scale of forward expenditure is linked to the degree of ongoing success in establishing sustainable and economically viable flow rates and substantial reserves. The following table lists major scheduled capital items (Company’s % share and approximate $ share), with a note as to which are contingent on outcome of earlier projects:

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Exploration
	Timing	%	$Million
Oru-1 logged	Q2/2005	52.9	0.6
Oru-1 completed/tested (contingent)	Q2/2005	52.9	0.4
Supplejack-1 logged	Q3/2005	30	0.3
Supplejack-1 completed/tested (contingent)	Q3/2005	30	0.2
Douglas-1 logged	Q3/2005	35	0.6

Douglas-1 completed/tested (contingent)	Q1/2006	35	1.4
	Total		3.5

Appraisal/Development
	Timing	%	$Million
Cheal-A5 completed/tested (contingent)	Q3/2005	36.5	0.4
Cheal-A6 completed/tested(contingent)	Q3/2005	36.5	0.4
Cheal-A site development	Q2/2005	36.5	0.7
Cheal-B site preparation (contingent)	Q3/2005	36.5	0.1
Cheal-B1 completed/tested (contingent)	Q1/2006	36.5	0.5
Cheal-B2 completed/tested (contingent)	Q1/2006	36.5	0.4

Cardiff-2 testing	Q2-3/2005	25.1	0.7

Cardiff/Cheal 3D seismic	Q4/2005	25.1/36.5	1.3

		Total	4.5
Total major capital commitments (firm plus likely)			8.0

The Company also intends to acquire several 2D seismic programs in various New Zealand Petroleum Exploration Permits, namely PEP’s 38256, 38258,38330, 38480, and 38736. Total Company spend on these is in the order of $1 million.

The Company may or may not drill a Kahili-2 well. On the basis of its present equity of 45%, the expected cost to the Company to drill and complete a Kahili-2 well would be $2 million.

All above costs are indicative only, based on past experience.

The Company may seek to raise money through issuance of stock during 2005 although there can be no assurance of success in this regard.

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing exploration portfolio management.

No allowance is made in the above for revenues from either Cheal or Cardiff. In the case of Cheal, oil is presently sold under a short term contract at approx $6 per BBL discount to Tapis (an Indonesian light sweet marker crude approximately equivalent in value to WTI), with additional trucking costs to point of sale of approx $1 per BBL. Following the scheduled Cheal-A site development, further improvements in net sales revenue per barrel are

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

anticipated. There will also be minor Cheal gas revenues from the generation and sale of electricity. Flow testing of Cardiff-2 is expected to produce 30-50 barrels of condensate (light oil) per million cubic feet of gas. While any Cardiff-2 gas would be flared under the initial test program, any condensate could be trucked to point of sale and on-sold.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. Present high oil prices benefit the Cheal revenues, but high oil prices may not be sustained. The Company’s exploration costs are made principally in NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but may now be at a peak and set to revert to a lower relative value. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company splits its cash reserves between these currencies so as to provide natural hedges against the effect of fluctuations on costof operations. Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, certain services have increased in cost and are less available than previously.

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2004	2003	2002
	US$	US$	US$
	(audited)	(audited)	(audited)

Oil and gas revenue	212,458	172,715	1,845,925
Gain on sale of petroleum and	-	3,896,306	53,457
natural gas interests

Net earnings	(5,718,533)	47,616	(2,826,770)
Per share (basic)	(0.42)	0.01	(0.41)
Per share (diluted)	(0.42)	0.01	(0.41)

Total assets	17,883,148	12,125,667	9,761,945

Oil and gas properties expenditures	2,395,754	2,147,426	2,313,445

Total liabilities	1,882,960	2,556,371	383,577

Shareholders' equity	16,000,188	9,569,296	9,378,368

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Results of Operations

Update for the Year Ended December 31, 2004

The Company had test oil production from Cheal A3X and Cheal 4 (permit PEP 38738 shallow) and oil and gas production from Kahili (permit PMP 38153) of $340,646 for the year ended December 31, 2004 compared to $172,715 for the year ended December 31, 2003. Of the above $340,646 production revenue only $212,458 is reported as production income as Canadian GAAP requires pre-production test oil sales to be offset against carrying costs of the pre-production property.

Oil sales volumes have decreased from 5,574 barrels to 4,345 barrels and natural gas production revenues for the year ended December 31, 2004 were $145,443 compared to $13,644 for the year ended December 31, 2003. The increase arises from the Kahili gas-condensate field starting production in August 2004 and oil test production from Cheal A3X and 4. Direct production costs and royalties for the twelve month period were $82,583 against $94,675 for the year ended December 31, 2003.

General and administrative expenses decreased to $1,868,690 for the year ended December 31, 2004 compared to that of the year ended December 31, 2003 of $1,932,716. The small decrease is mainly due to there being no TSX-V listing and financing costs in 2004. The Company had an increase in other income from $535,063 to $1,256,685 for the year ended December 31, 2004. The increase is due to an increase in activity and improved recoveries from joint venture operations; and also a greater level of funds held in investment, returned the Company more interest.

For the year ended December 31, 2004, the Company had a net loss of $5,718,533 compared to a net gain of $47,616 for the year ended December 31, 2003, the decrease being mostly due to the write-off to Oil and Gas Properties relating to permits recently relinquished and permit impairments related to dry-hole and reserve write-off costs. The year ended to December 31, 2004 included $5,287,611 of write-offs to Oil and Gas Properties relating to permits recently relinquished and permit impairment adjustment expenses compared to December 31, 2003 costs of $908,433.

Summary of Quarterly results

	Three Month Period Ended Dec 31, 2004 $	Three Month Period Ended Sept 30, 2004 $	Three Month Period Ended June 30, 2004 $	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Dec 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $	Three Month Period Ended Mar 31, 2003 $
Net Production Income	(109,658)	196,667	42,866	-	114,183	(1,515)	686	(61,244)
Net Income (loss) for the period	(4,986,749)	(141,581)	(416,186)	(264,017)	(876,449)	1,947,291	(591,837)	(431,389)
Basic earnings (loss) per share	(0.37)	(0.00)	(0.03)	(0.02)	(0.10)	0.25	(0.08)	(0.06)

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Diluted earnings (loss) per share	(0.37)	(0.00)	(0.03)	(0.02)	(0.10)	0.25	(0.08)	(0.06)

Due to net losses incurred during 2002 and 2004, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company’s management estimates that the total commitments under various agreements are $9,631,262 as at December 31, 2004 (Refer to the Table of Contractual and Other Obligations in the Company’s Annual Information Form dated March 31st, 2005). Subsequent to balance sheet date, the Company has entered into a farm out agreement with Rift Oil plc whereby Rift will contribute the first $6 million to the Company’s commitment to drill a well, and pro rata thereafter, in the PPL 235 licence in PNG (refer to note 15b), in return for a 65% interest in the permit. The Company’s interest in PPL 235 has therefore decreased from 100% to 35% in order to enable the well to be drilled. The Company has committed to continue its participation in three New Zealand exploration permits, and ceased participation in two other New Zealand exploration permits. This has committed the Company to further $2.2 million of commitments subsequent to December 31, 2004. The effect of the above transactions is a net decrease in the total commitments of $4.8 million (resulting in post balance date total commitments of $4.8 million). The Company’s working capital of $11,832,438 is sufficient to fund all of its current obligations.

The Company had cash and short-term deposits of $11,187,924 at December 31, 2004. Working capital as at December 31, 2004 was $11,832,438 and net operating activities used $65,065 in cash during the year ended December 31, 2004. $2,468,294 was invested in the Company’s oil and gas exploration activities, property and equipment and change in working capital in the year ended December 31, 2003. Financing activities raised $11,625,433 for the year ended December 31, 2004. The net effect of these transactions was an increase in cash of $9,092,074 for the year ended December 31, 2004.

The Company’s commitments under licence and lease obligations are summarized as follows:

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Contractual and	Payments Due by Period (US$)
Other Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5
Operating leases	10,070	10,070	-	-	-
Joint venture budgeted commitments (1)	2,121,192	2,121,192
Other obligations (2)	7,500,000	7,500,000	-	-	-
Total contractual or other obligations	9,631,262	9,631,262	-	-	-

(1)
The Joint Venture Budgeted Commitments that the Company has are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration  permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)
The Other Obligations that the Company has are in respect of its wholly owned permits. Although the company does not have a contractual obligation to the other joint venture parties, management has the intention to meet these obligations by way of suitable farm-in arrangement or permit extension. Where this is not possible, the Company will surrender the permit. The Other  Obligations are the Company’s present estimates of future expenditure required to maintain some of its current permits in good  standing.

Off-Balance Sheet Arrangements

The Company in relation to its permit obligations has periodically reduced its exposure in oil and gas properties by farming out to other participants. A significant farm out for the Cardiff property was entered into in the June quarter, and completed in the September quarter, which is likely to have a favourable effect on results of operations and financial position.

These arrangements made with Genesis are significant to the Company’s financial condition, because they relieve the Company of its obligation to pay its share of the Cardiff-2 well expenses up to a capped limit of NZ$15 million to be met by Genesis, and which arrangements also potentially provides a purchaser for any gas found if the well is successful.

Related Party Transactions

Refer to Note 7 of the Company’s financial statements for the Year ended December 31, 2004. In addition, the Company agreed to a farm-out of 65% of its PNG permit to Rift Oil plc which was negotiated while Rift was at arms-length to Austral however a term of the farm out arrangement was that Ms Jenni Lean, Austral’s Commercial Manager and spouse of its CEO, accepted employment in the office of CEO of Rift and equity participation in Rift effective after the fiscal year end. Ms Lean was not on Austral’s board and did not vote on the Rift agreement

Proposed Transactions

Ongoing discussions which may in due course lead to project funding arrangements, are underway regarding several of the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended December 31, 2004.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue

As at December 31, 2004, the Company has sold gas under the gas prepayment agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. As at September 30, 2004, the carrying cost and estimated fair value of the prepaid gas was the same but as of December 31st the Kahili property was written off while the prepaid liability remains recorded at $1,324,785 although the Company has until 2013 to discharge the obligation through gas sales or the repayment of the amount.

b) Convertible Notes

The Convertible Notes issued on January 5, 2004, for $250,000 each were both exercised on September 29, 2004, being converted into 227,273 units, each unit comprising one share and one warrant, as noted in the Company’s financial statements (Note 14).

c) Incentive Stock Options

The Company adopted a Share Option Plan on June 25, 2004, as noted in the Company’s financial statements (Note 9(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the period ended December 31, 2004 (see Note 9(b)). In fiscal 2004, 180,000 options were exercised (30,000 at US$1.25 and 150,000 at US$1.00) . 100,000 options were granted after balance date on February 23, 2005, at various exercise prices from $2.75 to $4.75, expiry February 23, 2010.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended December 31, 2004

d) Share Purchase Warrants

The share purchase warrants to purchase shares of the Company outstanding at December 31, 2004 are set out in the Company’s financial statements for the period ended December 31, 2004 (see Note 9(c)). Since balance date, 264,820 warrants (expiry January 5, 2005) have been exercised at NZ$1.85; 354,315 warrants (expiry January 5, 2005) have been exercised at NZ$2.10; 227,273 warrants (expiry January 5, 2005) have been exercised at US$1.15, and 15,500 warrants (exercise price NZ$1.85), which were unexercised at their expiry date of January 5, 2005, were cancelled.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at March 31, 2005):
Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	18,566,453
Incentive Stock Options	852,500 (vested)	Various (6 Jul 2005 to 15 Oct 2008)	Exercisable for 1 common share each at $1.00 to $1.25
Total common shares issuable upon exercise or conversion (as at March 31, 2005)	852,500

“Dr. David Bennett”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.